

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2013

Via E-mail
Geoff Browne
Chief Executive Officer
Liberty Silver Corp.
181 Bay Street, Suite 2330
Toronto, Ontario, Canada, M5J 3T3

> **Re:** **Liberty Silver Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed September 28, 2012**
> **Form 10-Q for Quarterly Period Ended September 30, 2012**
> **Filed October 25, 2012**
> **Form 10-Q for Quarterly Period Ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 333-150028**

Dear Mr. Browne:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director